SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 FOR June 1, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.            Description

Exhibit No.  1         Employee Trust announcement dated 03 May 2005
Exhibit No.  2         Employee Trust announcement dated 04 May 2005
Exhibit No.  3         Holding(s) in Company announcement dated 05 May 2005
Exhibit No.  4         Holding(s) in Company announcement dated 05 May 2005
Exhibit No.  5         Employee Trust announcement dated 06 May 2005
Exhibit No.  6         Employee Trust announcement dated 09 May 2005
Exhibit No.  7         Employee Trust announcement dated 10 May 2005
Exhibit No.  8         Employee Trust announcement dated 12 May 2005
Exhibit No.  9         Holding(s) in Company announcement dated 12 May 2005
Exhibit No. 10         Holding(s) in Company announcement dated 16 May 2005
Exhibit No. 11         Holding(s) in Company announcement dated 16 May 2005
Exhibit No. 12         Employee Trust announcement dated 16 May 2005
Exhibit No. 13         Employee Trust announcement dated 17 May 2005
Exhibit No. 14         Employee Trust announcement dated 19 May 2005
Exhibit No. 15         Director Shareholding-Amended announcement
                       dated 19 May 2005
Exhibit No. 16         Employee Trust announcement dated 23 May 2005
Exhibit No. 17         Scheme of Arrangement announcement dated 25 May 2005
Exhibit No. 18         Employee Trust announcement dated 25 May 2005
Exhibit No. 19         Employee Trust announcement dated 31 May 2005

Exhibit No.1

                          Allied Domecq PLC
                 Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under four separate notifications, three dated 29 April 2005 and one dated 3 May 2005, that they disposed on 27 April, 29 April and 3 May 2005, of a total of 5,818 American Depositary Shares (ADSs) and 235,196 Ordinary shares of 25p each in Allied Domecq PLC. These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans. The total number of unallocated ordinary shares held by the Trust following these disposals is 16,345,598 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and
Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

3 May 2005

Exhibit No.2

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, one dated 3 May 2005 and two dated 4 May 2005, that they disposed on 28 April and 4 May 2005, of a total of 12,500 American Depositary Shares (ADSs) and 8,194 Ordinary shares of 25p each in Allied Domecq PLC.

These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 16,287,404 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


4 May 2005

Exhibit No.3


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Allied Domecq PLC


2. Name of shareholder having a major interest

UBS AG


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of shareholder named in 2, acting through it's business group and legal entities detailed below.


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UBS Global Asset Management (Life) Limited   4,697,747 shares        (0.42%)
UBS AG London Branch                         32,240,473 shares       (4.12%)
UBS Financial Services Inc.                  15,800 shares           (0.00%)

UBS AG - Total                               50,302,500 shares       (4.55%)


5. Number of shares / amount of stock acquired

Not Known


6. Percentage of issued class

Not Known


7. Number of shares / amount of stock disposed

Not Known


8. Percentage of issued class

Not Known


9. Class of security

25 pence Ordinary shares


10. Date of transaction

Not known, shareholding as at close of business on 29 April 2005


11. Date company informed

4 May 2005


12. Total holding following this notification

50,302,500


13. Total percentage holding of issued class following this notification

4.55%


14. Any additional information




15. Name of contact and telephone number for queries

Nick Giles- Telephone: 0117 978 5009


16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary


Date of notification

5 May 2005

Exhibit No.4

                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Deutsche Bank AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Notification in respect of shareholder named in 2 and its subsidiary companies



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Not Known



5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known



11. Date company informed


3 May 2005



12. Total holding following this notification


69,565,459



13. Total percentage holding of issued class following this notification


6.29%



14. Any additional information


Part of this holding may relate to hedging arrangements for customer transactions.



15. Name of contact and telephone number for queries


Nick Giles- Telephone: 0117 978 5009



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


5 May 2005

Exhibit No.5

                            Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under four separate notifications, dated 5 May 2005, that they disposed on that date of a total of 110,456 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 16,176,948 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

6 May 2005

Exhibit No.6
                            Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under four separate notifications, dated 6 May 2005, that they disposed on that date of a total of 173,030 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 16,003,918 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

9 May 2005

Exhibit No.7

                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under five separate notifications dated 10 May 2005, that they disposed on 6 May and 10 May 2005, of a total of 11,250 American Depositary Shares (ADSs) and 110,882 Ordinary shares of 25p each in Allied Domecq PLC.

These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 15,848,036 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


10 May 2005

Exhibit No.8

                             Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, two dated 11 May 2005 and one dated 12 May 2005, that they disposed on those dates of a total of 53,721 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 15,794,315 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

12 May 2005

Exhibit No.9


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Allied Domecq PLC


2. Name of shareholder having a major interest

UBS AG


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

 Notification in respect of shareholder named in 2, acting through it's business group and legal entities detailed below.


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UBS Global Asset Management (Life) Limited    4,697,747 shares          (0.42%)
UBS AG London Branch                          55,382,528* shares        (4.83%)
UBS Financial Services Inc.                   15,800 shares             (0.00%)

UBS AG - Total                                58,096,075 shares         (5.25%)

*UBS AG London Branch holds 14,200,000

of the relevant shares by virtue of section 208(5) of the Companies Act 1985


5. Number of shares / amount of stock acquired

Not Known


6. Percentage of issued class

Not Known


7. Number of shares / amount of stock disposed

Not Known


8. Percentage of issued class

Not Known


9. Class of security

25 pence Ordinary shares


10. Date of transaction

Not known, shareholding as at close of business on 10 May 2005


11. Date company informed

11 May 2005


12. Total holding following this notification

58,096,075


13. Total percentage holding of issued class following this notification

5.25%


14. Any additional information



15. Name of contact and telephone number for queries

Nick Giles- Telephone: 0117 978 5009


16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary


Date of notification

12 May 2005

Exhibit No.10
                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company

Allied Domecq PLC


2. Name of shareholder having a major interest

Deutsche Bank AG


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of shareholder named in 2 and its subsidiary companies


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Known


5. Number of shares / amount of stock acquired

Not Known


6. Percentage of issued class

Not Known


7. Number of shares / amount of stock disposed

Not Known


8. Percentage of issued class

Not Known


9. Class of security

25 pence Ordinary shares


10. Date of transaction

Not known


11. Date company informed

13 May 2005


12. Total holding following this notification

64,058,890


13. Total percentage holding of issued class following this notification

5.78%


14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions.


15. Name of contact and telephone number for queries

Nick Giles- Telephone: 0117 978 5009


16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary


Date of notification

16 May 2005

Exhibit No.11

                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


UBS AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Notification in respect of shareholder named in 2, acting through it's business group and legal entities detailed below.



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


UBS Global Asset Management (Life) Limited     4,524,869 shares         (0.41%)
UBS AG London Branch                           65,964,231* shares       (5.96%)
UBS Financial Services Inc.                    15,800 shares            (0.00%)

UBS AG - Total                                 70,504,900 shares        (6.37%)


*UBS AG London Branch holds 14,309,000

of the relevant shares by virtue of section 208(5) of the Companies Act 1985




5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known, shareholding as at close of business on 12 May 2005



11. Date company informed


13 May 2005



12. Total holding following this notification


70,504,900



13. Total percentage holding of issued class following this notification


6.37%



14. Any additional information






15. Name of contact and telephone number for queries


Nick Giles- Telephone: 0117 978 5009



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


16 May 2005

Exhibit No.12

                             Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, dated 13 May 2005, that they disposed on the 12 and 13 May of a total of 66,852 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 15,727,463 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

16 May 2005

Exhibit No.13
                            Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 16 May 2005, that they disposed on the 16 May 2005 of a total of 57,810 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 15,669,653 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


17 May 2005

Exhibit No.14
                             Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two notifications both dated 18 May 2005, that they disposed on the 17 May 2005 and 18 May, of a total of 27,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 15,642,653 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


19 May 2005

Exhibit No.15

19 May 2005


                    Allied Domecq PLC - Director Shareholding

Further to a notification on 11 April 2005 in respect of an increase in the shareholdings of Philip Bowman, the reinvestment of a Dividend on 30 July 2004 in shares under the Allied Domecq PLC Share Partnership Plan was overlooked as a result of an administrative error and subsequently not disclosed. As a result Philip Bowman holds 13 Ordinary shares of 25p each, in addition to those previously disclosed in the capital of the Company.

Please note that this is not a notification in respect of a recent acquisition of shares but a notification correcting a previous error. Revised details of Philip Bowman's total holdings are as follows:

105,000 - Held in Sharelink Nominees Limited
395,240 - Held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
  1,468 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
172,249 - Held in own name

674,357 - Total


For further enquiries please contact:

Nick Giles - +44 (0) 117 978 5009

End

Exhibit No.16

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two notifications both dated 20 May 2005, that they disposed on the 19 May 2005 and 20 May 2005, of a total of 19,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 15,623,653 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


23 May 2005

Exhibit No.17

                             Allied Domecq PLC

Doc Re: Scheme of Arrangement relating to Recommended Offer by Pernod Ricard S.A. (the "Scheme")

Copies of the circular from Allied Domecq to its shareholders in connection with the Scheme have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. 020 7676 1000


END

Exhibit No.18
                             Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, one dated 25 May 2005, and two dated 24 May 2005, that on 25 and 24 May 2005 they disposed of a total of 127,500 Ordinary shares of 25p each in Allied Domecq PLC and that on 23 May 2005 they transferred a total of 780 Ordinary Shares of 25p each in Allied Domecq PLC back into the Trust.

Both the disposal and transfer of shares were in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these transactions is 15,496,933 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these transactions there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

25 May 2005

Exhibit No.19
                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under four separate notifications, one dated 27 May 2005, and three dated 31 May 2005, that on 27 and 31 May 2005 they disposed of a total of 44,025 Ordinary Shares of 25p each in Allied Domecq PLC and that on 31 May 2005 they transferred a total of 1,039 Ordinary Shares of 25p each in Allied Domecq PLC back into the Trust.

Both the disposal and transfer of shares were in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these transactions is 15,453,947 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these transactions there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


31 May 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

01 June 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary